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August 30, 2005                                             MICHAEL J. MESSAGLIA
                                                     DIRECT DIAL: (317) 238-6249
                                                  E-MAIL: MMESSAGLIA@KDLEGAL.COM


VIA FACSIMILE


United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Amit Pande, Assistant Chief Accountant
       Chris Harley

       Re:   Blue River Bancshares, Inc.
             Item 4.02 8-K Filed April 20, 2005
             Form 10-KSB for the fiscal year ended December 31, 2004 Forms 10-QSB for the quarterly periods ended March 31, 2005 and June 30, 2005
             File No. 000-24501

Ladies and Gentlemen:

         On behalf of our client, Blue River Bancshares, Inc. (the "Company"), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission") received August 16, 2005 concerning the above-referenced reports of the Company. The Staff's comments are addressed in the order in which they were presented in the Staff's letter.

                                   BACKGROUND

         At the end of the fiscal year ended December 31, 2004, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision of its Chief Executive Officer and Controller. The Company did not determine per se that a material weakness existed with respect to its controls and procedures as a result of its evaluation. Following the evaluation and in conjunction with the Company's preparations for filing its Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "10-KSB"), the Company caused its independent auditors to perform an audit of its financial statements for fiscal 2004. The audit was conducted during the first quarter 2005 and was completed in the latter half of March 2005 shortly before the filing deadline for the Company's 10-KSB.


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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 2


         At the time that the Company filed its 10-KSB, the Company had concluded that the incorrect accounting for FASB 91 cost deferrals on home equity loans did not materially affect any period prior to the first quarter of 2004. The home equity loan program to which the accounting errors relate was not implemented until late in 2003 and did not experience significant volume until 2004. The incorrect accounting for FASB 91 cost deferrals is the result of a change in standard deferred cost procedures that was implemented by the Company in early 2004. Accordingly, the financial statements issued by the Company during fiscal year 2003 and prior periods are not affected and do not require any correction as a result of the incorrect accounting for FASB 91 cost deferrals.

         The audit of the Company's financial statements revealed that the Company had incorrectly accounted for FASB 91 cost deferrals on home equity loans resulting in an overstatement of the Company's net income in an aggregate amount equal to $178,000. As a result, the Company (i) revised its assessment of the effectiveness of its controls and procedures over financial reporting; (ii) determined that a material weakness should be disclosed in the Company's 10-KSB;
(iii) immediately implemented additional internal controls designed to, and reasonably anticipated to, prevent a similar error from occurring in the future;
(iv) commenced a review of the impact, if any, of the incorrect accounting on prior periods; and (v) revised its year-end financial statements prior to filing its 10-KSB to give effect to the correction. Accordingly, the net loss of $282,512 reported in the Consolidated Statement of Operations for the year ended December 31, 2004, as included in the Company's 10-KSB is believed by the Company to be correct and does not require any further correction.

         At the time that the Company filed its 10-KSB, the effect of the incorrect accounting for FASB 91 cost deferral on each of the quarterly periods in 2004 was neither known nor knowable. Based upon the information available to it at the time, the Company was not able to make a determination as to which, if any, of the Company's financial statements issued in the Company's Forms 10-QSB in 2004 could not be relied upon. The nature of the error introduced by the incorrect accounting for FASB 91 cost deferrals necessitated many hours of detailed review and analysis in order to determine the materiality of any effect on the prior quarterly financial statements. The Company undertook the necessary review as expeditiously and as diligently as possible after it was alerted to the issue by its independent auditors.

         On April 14, 2005, the Chief Accounting Officer of the Company concluded that the earnings reported in the Form 10-QSB for the first three quarters of 2004 should be reduced by $41,000 for the first quarter, $55,000 for the second quarter and $52,000 for the third quarter ($30,000 of the aggregate amount of $178,000 was found to be attributable to the fourth quarter



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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 3


of 2004) as a result of the incorrect accounting for FASB 91 cost deferrals. Accordingly, April 14, 2005 was the first date on which an authorized officer of the Company concluded that a previously issued financial statement should no longer be relied upon because of an error in such financial statements. After discussing the conclusion with the Company's independent auditors and receiving an indication of their agreement, the Chief Accounting Officer caused a disclosure to be made under Item 4.02 of Form 8-K within the 4 business day time limit prescribed by General Instruction B.1. of Form 8-K.

                             COMMENTS AND RESPONSES

FORM 8-K ITEM 4.02 FILED APRIL 20, 2005

         1. WE NOTE THAT YOU REPORTED THE MATERIAL WEAKNESS WITH RESPECT TO YOUR CONTROLS OVER ACCOUNTING FOR SFAS 91 IN YOUR FILED 2004 FORM 10-KSB. PLEASE TELL US HOW YOU DETERMINE THAT:

         o YOU DID NOT HAVE TO FILE A FORM 8-K, ITEM 4.02 UPON DISCOVERING THE ERROR IN YOUR PREVIOUSLY ISSUED FINANCIAL STATEMENTS;

         Item 4.02 (a) of Form 8-K requires that a registrant provide certain disclosures "[i]f the registrant's board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) or Regulation S-B (17 CFR 228), should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded...." As described in the Background provided above, April 14, 2005 waS the first date on which an officer of the Company concluded that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-B (17 CFR 228), should no longer be relied upon because of an error in such financial statements. Upon reaching such a conclusion, the Company caused a Form 8-K to be filed within the 4 business day time limit required by General Instruction B.1. of the Form 8-K.

         o THE INCORRECT ACCOUNTING FOR DEFERRED LOAN FEES AND COSTS IMPACTED ONLY YOUR FINANCIAL STATEMENTS INCLUDED IN 2004 PERIODIC REPORTS AND NONE OF YOUR PREVIOUSLY FILED FINANCIAL STATEMENTS; AND


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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 4


         The incorrect accounting for FASB 91 cost deferrals is the result of a change in standard deferred cost procedures that was implemented by the Company in early 2004. Accordingly, the financial statements issued by the Company during fiscal year 2003 and prior periods are not affected and do not require any correction as a result of the incorrect accounting for FASB 91 cost deferrals.

         o NO DISCLOSURE OF THE CORRECTION WAS REQUIRED IN THE 2004 FORM 10-KSB. IT APPEARS TO US THAT THE CORRECTION SIGNIFICANTLY IMPACTED YOUR NET INCOME FOR FISCAL YEAR 2004 AS WELL AS EACH OF THE QUARTERS IN 2004.

         Upon learning of the incorrect accounting for FASB 91 cost deferrals, the Company immediately revised its year-end financial statements to give effect to the aggregate correction prior to filing its 10-KSB with the SEC on March 31, 2005. The Company believes that the net loss of $282,512 reported in the audited Consolidated Statement of Operations for the year ended December 31, 2004 is correct and does not require any correction. Accordingly, the only disclosure that the Company provided was of the material weakness in Item 8A of its 10-KSB.

         2. PLEASE FILE RESTATED FINANCIAL STATEMENTS FOR EACH OF THE QUARTERS IN 2004 IN AMENDED FORMS 10-QSB TO DISCLOSE THE CORRECTION OF ERROR IN ACCORDANCE WITH PARAGRAPH 37 OF APB OPINION NO. 20.

         The Company believes that it has fully complied with paragraph 37 of APB Opinion No. 20. Paragraph 37 of APB Opinion No. 20 provides that:

         The nature of an error in previously issued financial statements and the effect if its correction on income before extraordinary items, net income, and related per share amounts should be disclosed in the period in which the error was discovered and corrected. Financial statements of subsequent periods need not repeat the disclosures. (emphasis added)

         We also note that the Division of Corporate Finance, Accounting and Disclosure Rules and Practices Training Material, 2000 edition, states in Item VII.D.2.:

         "The nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and related EPS should be disclosed in the first Form 10-Q and 10-K after correction. [APB 20, par. 37] All columns should be labeled `restated'."

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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 5


         The incorrect accounting for deferred loan fees and costs was discovered during the first quarter of 2005 during the audit of the Company's financial statements for fiscal 2004 by the Company's independent auditor. After an appropriate analysis, management of the Company concluded on April 14, 2005, subsequent to filing the 2004 Form 10-KSB and prior to filing the March 31, 2005 Form 10-QSB, that the 2004 quarterly financial statements were misstated. The financial statements for each of the affected quarters were restated in Note No. 3 of the Notes to the Consolidated Financial Statements in the Form 10-QSB of the Company for the first quarter of 2005, filed with the Commission on May 16, 2005. Accordingly, the Company believes that it has complied with paragraph 37 of APB Opinion No. 20 and the Division of Corporation Finance Accounting Disclosure Rules and Practices.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
ITEM 8A.  CONTROLS AND PROCEDURES
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 21

         3. PLEASE REVISE TO EXPRESSLY DISCLOSE THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. YOUR CURRENT DISCLOSURE ONLY ADDRESSES THE EVALUATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

         The Company believes that its disclosure in Item 8A does expressly state the conclusions of its principal executive and principal financial officers. In relevant part, the disclosure provides that "[b]ased upon the Evaluation and information provided by the Company's independent auditor, our CEO and Controller concluded that a material weakness existed with respect to our controls over accounting for FASB 91 cost deferrals on home equity loans." Question No. 5 ("FAQ No. 5") of the Division of Corporation Finance FAQ (revised October 6, 2004) on Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports provides that "Management may not conclude that the registrant's internal control over financial reporting is effective if a material weakness exists in the registrant's internal control over financial reporting." Accordingly, the Company believes its express statement that a material weakness existed is a conclusion of its principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 10-KSB.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005
ITEM 3.  CONTROLS AND PROCEDURES
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 21

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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 6


         4. PLEASE REVISE TO INCLUDE UNQUALIFIED CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. REFER TO QUESTIONS 5 OF DIVISION OF CORPORATION FINANCE FAQ (REVISED OCTOBER 6, 2004) ON MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS.

         Section II.F.4 of the Commission Release No. 33-8238 indicates that the Staff has generally not objected to companies indicating that disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives; provided, however, that the companies set forth, if true that the disclosure controls and procedures are effective at the "reasonable assurance" level. In Item 3 of the Company's Form 10-QSB for the quarterly period ended March 31, 2005, the Company states that "our CEO and Controller concluded that, subject to the limitations noted below, our Disclosure Controls are effective in timely alerting them to material information required to be included in our period SEC reports." The phrase "subject to the limitations noted below" refers the reader to the section which follows, captioned "Limitations on the Effectiveness of Controls". In that section, the Company describes the level of assurance at which its controls and procedures are effective. Accordingly, the phrase is not intended by the Company to be the type of impermissible qualification described FAQ No. 5. Rather, it is the unqualified express statement of the principal executive and financial officers of Company that the disclosure controls and procedures were effective at the end of the period covered by the report at the reasonable assurance level.

         The Company acknowledges that FAQ No. 5 indicates that management may not conclude that control over financial reporting is effective if a material weakness exists in the registrant's internal control over financial reporting. The Company notes, however, that upon becoming aware of the incorrect accounting for FASB 91 cost deferrals, it immediately implemented procedures which it reasonably anticipated would prevent the problem from recurring. Accordingly, the Company's principal executive and financial officers were able to conclude as of the end of the period covered by the Form 10-QSB for the quarterly period ended March 31, 2005, that the disclosure controls and procedures were effective at the reasonable assurance levels described under the caption "Limitations on the Effectiveness of Controls."


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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 7


LIMITATIONS ON EFFECTIVENESS OF CONTROLS, PAGE 21

         5. WE NOTE YOUR DISCLOSURES THAT CONTROL SYSTEMS CAN ONLY PROVIDE REASONABLE ASSURANCE THAT OBJECTIVES OF THE CONTROL SYSTEM ARE MET. PLEASE REVISE THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS TO EXPRESSLY DISCLOSE, IF TRUE, WHETHER THE DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL. REFER TO SECTION II.F.4 OF THE COMMISSIONS' RELEASE NO. 33-8238.

         As described above with respect to Comment No. 4, the Company believes that the Company's principal executive and financial officers expressly stated their unqualified conclusions with respect to the effectiveness of the controls and procedures as of the end of the period covered by the report at the reasonable assurance level.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005
ITEM 3.  CONTROLS AND PROCEDURES
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 25

         6. PLEASE REVISE THIS SECTION TO INCORPORATE CHANGES SIMILAR TO THOSE REQUESTED IN THE COMMENTS ON THE FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005.

         As described above with respect to Comment Nos. 4 and 5, the Company believes that the Company's principal executive and financial officers expressly stated their unqualified conclusions with respect to the effectiveness of the controls and procedures as of the end of the period covered by the report at the reasonable assurance level.

                     --------------------------------------

         By counsel, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the of the United States.


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United States Securities and Exchange Commission
Division of Corporate Finance
August 30, 2005
Page 8


         If you have any questions or need additional information, please do not hesitate to contact me.

                                   Sincerely,

                                   /s/ Michael J. Messaglia

                                   Michael J. Messaglia